[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2020

rlipsher@luselaw.com

April 27, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Webb, Esq.

Mail Stop 4561

Re:

American Bank Incorporated

Revised Preliminary Proxy Material on Schedule 14A

Dear Mr. Webb:

On behalf of American Bank Incorporated (the “Company”), we are transmitting by EDGAR the Company’s Revised Preliminary Proxy Statement on Schedule 14A, including Appendices (the “Revised Proxy Material”). The filing fee of $330 was previously paid on March 19, 2007 in connection with the initial filing of the preliminary proxy material. In connection with the filing of the Revised Proxy Material, the Company is also filing Amendment No. 1 to the Rule 13e-3 transaction statement on Schedule 13E-3 (the “Amended Schedule 13E-3”).

Set forth below are the staff’s comments as set forth in the letter dated April 18, 2007, along with the Company’s responses thereto. The Revised Proxy Material and the Amended Schedule 13E-3 have been blacklined to reflect changes from the original filings.

Schedule 13E-3

Cover Page

1.

Mr. Mark W. Jaindl has not been identified as a filing person on Schedule 13E-3 notwithstanding his beneficial ownership of approximately 61% of the outstanding common stock. Because Mr. Jaindl is an affiliate whose vote determines whether

Securities and Exchange Commission

April 27, 2007

the merger proposal is approved, he is deemed to be engaged in the Rule 13e-3 transaction. Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, the disclosure will need to be revised to include all of the information required by Schedule 13E-3 and its instructions for Mr. Jaindl. The disclosure must include, but is not limited to, his fairness determination required by Item 1014(a) of Regulation M-A, his purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

The Amended Schedule 13E-3 has been revised to include Mr. Mark W. Jaindl as a filing person. In addition, the disclosure has been revised to include, among other things, his fairness determination required by Item 1014(a) of Regulation M-A, his purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days.

Introduction

2.

Please revise to include Rule 13e-3, instead of “Rule 13E-3,” as the correct citation for the federal securities law provision that governs the filing of this transaction statement.

The disclosure has been revised on page 4 of the Amended Schedule 13E-3 as requested.

Item 13 - Financial Statements

3.

Because American Bank has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A, American Bank must fully comply with Item 1010(c) of Regulation M-A unless it confirms Appendix E to their Schedule 14A will be mailed to security holders. A summary of the information incorporated by reference, as described in Item 1010(c) of Regulation M-A, is otherwise required to be disclosed in the proxy statement. See Instruction 1 to Item 13 of Schedule 13E-3.

The Company hereby confirms that its Annual Report on Form 10-KSB for the year ended December 31, 2006 will be attached as Appendix E to the definitive proxy statement and will be mailed to shareholders entitled to vote at the Company’s Annual Meeting. The Form 10-KSB has also been included as Appendix E in the Revised Proxy Material. Please note that portions of the Company’s Annual Report to Shareholders are included as Exhibit 13 to the Form 10-KSB. Since the Company will provide its

Securities and Exchange Commission

April 27, 2007

shareholders with a separate Annual Report to Shareholders, it does not intend to include Exhibit 13 as part of the Form 10-KSB that is mailed to shareholders. To do so would provide shareholders with duplicate copies of the information contained in the Annual Report.

Preliminary Proxy Statement on Schedule 14A

General

4.

Please revise the proxy statement to clarify that it is in preliminary form.

The disclosure has been revised as requested.

5.

Throughout the proxy statement, you state that you anticipate that your common stock and new preferred stock will trade on the OTC Bulletin Board after deregistration. Since only securities of reporting companies can trade on the Bulletin Board, it is more likely that these securities may trade on the Pink Sheets. Please revise.

As discussed with the staff of the SEC, the Company believes that the common stock and new preferred stock will satisfy the listing standards of the OTC Bulletin Board. OTC Bulletin Board Rule 6530 provides that an equity security that is not listed on a national securities exchange may be quoted on the OTC Bulletin Board if “the issuer of the security is a bank or savings association (or a holding company for such entity) that is not required to file reports with the Commission pursuant to Section 13 or 15(d) of the Act and, subject to a sixty calendar day grace period, the issuer of the security is current with all required filings with its appropriate Federal banking agency or State bank supervisor.”

6.

As American Bank is aware based on the disclosure provided under the heading “Special Factors” that appears beginning on page 15 of the proxy statement, Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. No legal requirement exists to include a Question and Answer disclosure summary that intercedes between the Summary Term Sheet required by Item 1 of Schedule 13E-3 and corresponding Item 1001 of Regulation M-A and the Special Factors section required by Rule 13e-3. As a direct result of this placement, the disclosure required by Item 8 of Schedule 131-3 begins on page 42 of the proxy statement. Please revise the forepart of the document accordingly.

Securities and Exchange Commission

April 27, 2007

The disclosure under the heading “Special Factors” that begins on page 16 of the Revised Proxy Material has been revised to incorporate the disclosure required by Items 7 to 9 of Schedule 13E-3.

Cover Page

7.

Please revise to limit the cover page to a single page.

The cover letter to the stockholders has been revised, and we believe that the final printed form of the letter will fit on a single page. As discussed with the staff, we have also revised and shortened the cover page of the proxy statement. However, given the complexity of the proposed transaction and the desire to briefly mention on the front cover some of the key features of the transaction (e.g. how different shareholders are effected) and the consequences thereof (e.g., dissenters’ rights, trading market, intent to deregister), the Company respectfully requests that it not be required to limit this cover page to a single page.

8.

Please add a Special Consideration in the forepart of the proxy statement to the effect that securities trade on the Pink Sheets at a discount, which may be significant, and that, as a result, anyone who may sell his shares in the future may be harmed by the transaction.

The disclosure has been added at page 12 as requested. As previously noted, the common stock and preferred stock are expected to trade on the OTC Bulletin Board rather than the pink sheets.

9.

Please add a Special Consideration to the effect that securities without voting rights trade at a discount to the same securities with voting rights.

The disclosure has been added at page 12 as requested.

Terms Comparison Chart, page 9

10.

We note the statement on page 5 and elsewhere that holders of Series A Preferred stock will have voting rights “as required by law.” Please revise the discussion of voting rights throughout the filing to clarify what voting rights are required by law.

The disclosure of voting rights on page 61 has been revised as requested. The introductory sentence to the terms comparison chart on page 9 includes a cross-reference to the more complete discussion of the terms of the preferred stock, including voting rights, on page 61.

Securities and Exchange Commission

April 27, 2007

Recommendation of the Board, page 10

11.

Please state the board’s belief as to fairness of the Rule 13e-3 transaction as required by Item 1014(a) of Regulation M-A, as opposed to the fairness of the merger.

The disclosure has been revised on page 35 as requested.

12.

In the Summary Term Sheet, provide a statement as to all other filing person’s belief as to the fairness of the merger to unaffiliated shareholders.

The disclosure has been revised on page 10 as requested.

Certain Consequences of the Merger…, page 38

13.

Please provide the information required by Instructions 2 and 3 to Item 1013 of Regulation M-A. In regard to Instruction 2, we note that while your subheading notes benefits and detriments to both affiliated and non-affiliated shareholders, your following discussion does not distinguish the effects of the transactions on these two groups. Please revise accordingly.

The disclosure has been revised on pages 28 to 34 as requested.

14.

We note the disclosure on page 38 regarding termination of reporting obligations. Revise to clarify the company's reporting obligations after the 13E-3 transaction. For example, the requirements of the Williams Act do not cease until 90 days after you file a Form 15.

The disclosure has been revised on page 28 as requested.

15.

It is confusing to describe as a positive factor of the transaction the retention of rights which securityholders possess before the transaction. Please revise.

The disclosure on pages 31 to 32 has been revised to clarify that certain of the factors considered by the Board of Directors to be positive in nature may represent the retention of rights which holders of common stock possess before the transaction.

16.

The principal negative factor for securityholders getting the new preferred or those keeping the common is that they will likely receive less when they sell their securities, possibly significantly less, Please revise.

The disclosure has been revised on pages 31 to 32 as requested.

Securities and Exchange Commission

April 27, 2007

Recommendation of our Board of Directors..., page 42

17.

Please disclose what research the board did, if any, about the discounts in the value to be experienced by those who receive the preferred due to the partial loss of voting rights and the Pink Sheets listing. Please compare that with the real (as opposed to the nugatory) “positive factors” in your explanation of why the board determined that the transaction is fair.

The disclosure has been revised on page 34 as requested.

18.

Please explain, in reasonable detail, why the board thinks market value is going concern value.

Instruction 2 to Item 1014 of Regulation M-A indicates that the Board of Directors should normally assess the fairness of the consideration offered in a going private transaction in relation to, among other things, “going concern value.” However, the Rule does not define the term “going concern value,” nor does it provide any guidance as to the factors to be considered in the determination of that value. In assessing going concern value, the Company’s Board of Directors attempted to draw distinctions with liquidation value on the one hand, or sale of control value on the other hand. The Board believes that a reasonable basis for determining going concern value is to refer to the value placed on the Company by willing buyers and sellers of the Company’s equity securities in the marketplace. As mentioned in the Revised Proxy Material, the Board also reviewed the analysis of its financial advisor regarding the Company’s current and historical trading prices and certain pricing ratios compared to peer groups. The Board of Directors believes that its approach to determining going concern value is reasonable and appropriate under Item 1014 of Regulation M-A.

19.

We note the disclosure at page 46 indicates, “The Board believes that the Merger is procedurally fair because after consideration of all aspects of the proposed transaction as described above, all of the directors, including the directors who are not employees of the Company, approved the proposed Merger...” Revise to include an explicit determination of the Board’s opinion as to the procedural fairness of the proposed transaction to unaffiliated security holders who will no longer maintain an interest in American Banks and those unaffiliated security holders who will continue to have an interest. Please follow the guidance provided in Q & A Nos. 19 and 21 in Exchange Act Release 17719 (April, 1981).

The disclosure has been revised on pages 39 to 40 as requested.

Securities and Exchange Commission

April 27, 2007

Recommendation of our Board of Directors..., page 42

20.

We note the statement on page 45 that “certain facts were compelling and discussed at great length.” Please revise to clarify the nature of the facts that the board found compelling.

Upon further review, the Company notes that the referenced statement is inconsistent with the introductory sentence to this disclosure on page 37. The Company believes that the introductory sentence more accurately reflects the Board’s analyses and deliberative process. Accordingly, the referenced statement has been deleted.

Where You Can Find More Information, page 77

21.

Please note that the address of the SEC has changed. The SEC’s Public Reference Room is now at 100 F Street, N.E., Washington DC 20549.

The disclosure has been revised on page 83 as requested.

Preliminary Proxy Card

22.

Please revise to indicate that this proxy card is in preliminary form. See Rule 14a-6(e)(1) of Regulation 14A.

The disclosure has been revised as requested.

The required statement from the Company regarding the responsibility for the filing is attached hereto.

*  *  *  *  *

We trust the foregoing is responsive to the staff’s comments. The Company wishes to mail the definitive proxy material as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2020 or John Gorman of this office at (202) 274-2001 as soon as possible if it has any further comments.

Respectfully,

/s/ Robert I. Lipsher

Robert I. Lipsher

Enclosures

cc:

Gregory Dundas, Esq.

Mark W. Jaindl, President and

  Chief Executive Officer

John J. Gorman, Esq.

AMERICAN BANK INCORPORATED

4029 West Tilghman Street

Allentown, Pennsylvania 18104

April 27, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Bank Incorporated

Proxy Material on Schedule 14A (File No. 000-31246) and

Schedule 13E-3 (File No. 005-80114)

Ladies and Gentlemen:

American Bank Incorporated, a Pennsylvania corporation (the “Company”), in connection with its Schedule 13E-3 and Proxy Material on Schedule 14A, originally filed on March 19, 2007, as amended, hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark W. Jaindl

Mark W. Jaindl

President and Chief Executive Officer

(Duly Authorized Representative)